FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 22, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
22 December 2023
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 December 2023	97,450	217.00	216.00	216.6528	LSE
22 December 2023	59,159	217.20	216.10	216.6955	CHIX
22 December 2023	64,614	216.90	216.10	216.5763	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 188,546,812 Ordinary Shares in treasury and have 8,803,949,893 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
22 December 2023	08:05:58	BST	5459	216.70	BATE	1309314
22 December 2023	08:11:51	BST	5672	216.10	BATE	1317856
22 December 2023	08:16:35	BST	5427	216.90	BATE	1320871
22 December 2023	08:23:58	BST	3200	216.30	BATE	1326373
22 December 2023	08:29:58	BST	4960	216.50	BATE	1331277
22 December 2023	08:46:53	BST	3447	216.80	BATE	1343957
22 December 2023	08:46:53	BST	2053	216.80	BATE	1343955
22 December 2023	08:52:32	BST	4979	216.50	BATE	1349623
22 December 2023	08:57:15	BST	5344	216.50	BATE	1353244
22 December 2023	08:59:40	BST	1015	216.40	BATE	1355347
22 December 2023	09:02:45	BST	113	216.40	BATE	1357517
22 December 2023	09:03:08	BST	4289	216.40	BATE	1357876
22 December 2023	09:14:28	BST	807	216.40	BATE	1366294
22 December 2023	09:14:48	BST	3192	216.40	BATE	1366518
22 December 2023	09:16:31	BST	5274	216.70	BATE	1367737
22 December 2023	09:35:24	BST	4709	216.80	BATE	1383056
22 December 2023	09:43:30	BST	393	216.80	BATE	1390485
22 December 2023	09:43:30	BST	2310	216.80	BATE	1390481
22 December 2023	09:43:30	BST	1971	216.80	BATE	1390483
22 December 2023	08:05:58	BST	4138	216.70	CHIX	1309316
22 December 2023	08:05:58	BST	1541	216.70	CHIX	1309312
22 December 2023	08:11:51	BST	5133	216.10	CHIX	1317854
22 December 2023	08:16:35	BST	5587	216.90	CHIX	1320869
22 December 2023	08:29:58	BST	4973	216.60	CHIX	1331274
22 December 2023	08:36:04	BST	4559	217.20	CHIX	1337287
22 December 2023	08:48:53	BST	1537	216.80	CHIX	1345654
22 December 2023	08:48:53	BST	3378	216.80	CHIX	1345652
22 December 2023	08:50:21	BST	1000	216.70	CHIX	1346968
22 December 2023	08:50:21	BST	700	216.70	CHIX	1346970
22 December 2023	08:57:15	BST	5602	216.50	CHIX	1353242
22 December 2023	09:08:52	BST	1413	216.70	CHIX	1362507
22 December 2023	09:09:41	BST	50	216.70	CHIX	1363115
22 December 2023	09:14:00	BST	3676	216.70	CHIX	1365989
22 December 2023	09:14:00	BST	165	216.70	CHIX	1365987
22 December 2023	09:16:31	BST	57	216.70	CHIX	1367739
22 December 2023	09:16:31	BST	4698	216.70	CHIX	1367743
22 December 2023	09:35:24	BST	4779	216.80	CHIX	1383058
22 December 2023	09:35:24	BST	653	216.80	CHIX	1383054
22 December 2023	09:37:00	BST	5520	216.70	CHIX	1384790
22 December 2023	08:05:58	BST	5766	216.70	LSE	1309318
22 December 2023	08:09:01	BST	5147	216.10	LSE	1315532
22 December 2023	08:10:01	BST	5000	216.00	LSE	1316250
22 December 2023	08:16:35	BST	5211	216.90	LSE	1320875
22 December 2023	08:16:35	BST	5194	216.90	LSE	1320873
22 December 2023	08:16:38	BST	6299	216.70	LSE	1320911
22 December 2023	08:22:50	BST	5250	216.40	LSE	1325109
22 December 2023	08:29:58	BST	5018	216.50	LSE	1331279
22 December 2023	08:33:32	BST	928	217.00	LSE	1334588
22 December 2023	08:33:32	BST	1527	217.00	LSE	1334586
22 December 2023	08:33:32	BST	360	217.00	LSE	1334584
22 December 2023	08:33:32	BST	794	217.00	LSE	1334582
22 December 2023	08:33:32	BST	1900	217.00	LSE	1334580
22 December 2023	08:42:52	BST	5705	217.00	LSE	1341389
22 December 2023	08:46:53	BST	2216	216.80	LSE	1343965
22 December 2023	08:46:53	BST	1990	216.80	LSE	1343963
22 December 2023	08:46:53	BST	288	216.80	LSE	1343961
22 December 2023	08:46:53	BST	465	216.80	LSE	1343959
22 December 2023	08:50:21	BST	5196	216.70	LSE	1346966
22 December 2023	08:59:40	BST	4955	216.40	LSE	1355349
22 December 2023	09:13:44	BST	5435	216.80	LSE	1365811
22 December 2023	09:16:31	BST	2588	216.70	LSE	1367735
22 December 2023	09:16:31	BST	3004	216.70	LSE	1367741
22 December 2023	09:24:36	BST	5086	216.50	LSE	1374482
22 December 2023	09:35:24	BST	5835	216.80	LSE	1383060
22 December 2023	09:37:00	BST	1787	216.70	LSE	1384796
22 December 2023	09:37:00	BST	1488	216.70	LSE	1384794
22 December 2023	09:37:00	BST	3018	216.70	LSE	1384792

Date: 22 December 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary